SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2013

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

This is a public announcement by América Móvil, S.A.B. de C.V. ("América Móvil") pursuant to the provisions of Section 4 paragraph 1 and Section 4 paragraph 3 of the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft, the "Takeover Decree"). This announcement and related information do not constitute a public offer to sell or the solicitation of an offer to buy or subscribe for any securities. Any offer will be made only by means of an offer memorandum.

The offer described in this announcement will be made for the ordinary shares of Koninklijke KPN N.V., a public limited liability company incorporated under Dutch law, and is subject to Dutch disclosure and procedural requirements, which are different from those of the United States. The offer will be made in the United States in compliance with Section 14(e) of, and Regulation 14E under, the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), subject to the exemptions provided by Rule 14d-1(d) under the U.S. Exchange Act and otherwise in accordance with the requirements of Dutch law. Accordingly, the offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, the offer timetable, settlement procedures and timing of payments, that are different from those applicable under U.S. domestic tender offer procedures and laws.

To the extent permissible under applicable law or regulation, América Móvil, S.A.B. de C.V. and its affiliates or brokers (acting as agents for América Móvil, S.A.B. de C.V. or its affiliates, as applicable) may from time to time after the date hereof, and other than pursuant to the offer, directly or indirectly purchase, or arrange to purchase, ordinary shares of Koninklijke KPN N.V., that are the subject of the offer or any securities that are convertible into, exchangeable for or exercisable for such shares. To the extent information about such purchases or arrangements to purchase is made public in The Netherlands, such information will be disclosed by means of a press release or other means reasonably calculated to inform U.S. shareholders of Koninklijke KPN N.V. of such information. In addition, the financial advisors to América Móvil, S.A.B. de C.V., may also engage in ordinary course trading activities in securities of Koninklijke KPN N.V., which may include purchases or arrangements to purchase such securities. For purposes of this press release any reference to América Móvil shall where appropriate include Carso Telecom B.V., the affiliate designated by América Móvil to make the Intended Offer (as defined below). Any reference in this press release to a "voluntary public offer" and "voluntary tender offer" shall be construed as references to a full offer (volledig bod) as referred to in Section 1 paragraph b of the Takeover Decree.

The offer price shall be reduced by the per share amount of any dividends or other distributions paid or declared by Koninklijke KPN N.V. following the date hereof and prior to the settlement of the offer.

“AMX gives update on timing of Intended Offer for KPN”

Mexico City, Mexico, September 27, 2013 -- América Móvil, S.A.B. de C.V. (“América Móvil” or “AMX”) (BMV: AMX; NYSE: AMX; Nasdaq: AMOV; LATIBEX: XAMXL) announced today that – with reference to its earlier announcements made on August 9, 2013 and August 21, 2013 – launch of the voluntary public offer in cash for all issued and outstanding ordinary shares in the capital of Koninklijke KPN N.V. ("KPN") at an offer price of EUR 2.40 per share (the "Intended Offer") is no longer expected to occur in September 2013.

As previously announced, América Móvil is engaged in dialogues with KPN and stakeholders of KPN in relation to the Offer, and intends to allow for sufficient time for such discussions to be pursued.

América Móvil is making good progress towards finalizing preparations for the Intended Offer and currently expects that, in case it decides to proceed with making the Intended Offer, the offer memorandum will be published and the Intended Offer will be made in the course of October 2013.

As set out in América Móvil’s announcements dated August 30, 2013 and September 12, 2013, América Móvil continues to carefully evaluate all options available to it in respect of the announcements made by the Stichting Preferente Aandelen B KPN (the "Foundation") and KPN on August 29, 2013 in relation to the exercise of the call option by the Foundation and the issue of the preference shares B by KPN, and to reserve any or all rights in this respect, including the right to withdraw the Intended Offer or, if the Intended Offer is made, the right to not declare the Intended Offer unconditional if the Foundation's ability to hold, acquire or vote preference shares B is retained.

About América Móvil

América Móvil is the leading provider of telecommunication services in Latin America. As of June 30, 2013, it had approximately 262 million wireless subscribers and approximately 67 million fixed revenue generating units in the Americas.

**********

Disclaimer

This press release contains certain forward-looking statements that reflect the current views and/or expectations of América Móvil and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. América Móvil is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 27, 2013

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact